Fourth Quarter and Full Year 2016 Earnings Call March 9, 2017 Exhibit 99.2

Certain statements contained in this presentation may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. This presentation may contain “forward looking statements” with respect to our business, results of operations and financial condition, and our expectations or beliefs concerning future events and conditions. You can identify forward-looking statements because they contain words such as, but not limited to, “believes,” “expects,” “may,” “should,” “approximately,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” likely,” “will,” “would,” “could” and similar expressions (or the negative of these terminologies or expressions). All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in our industry and markets. Others are more specific to our business and operations. These risks and uncertainties include, but are not limited to, the ability of Constellium and Wise Metals to achieve expected synergies and the timing thereof, Constellium’s increased levels of indebtedness which could limit Constellium’s operating flexibility and opportunities; the potential failure to retain key employees, the loss of customers, suppliers and other business relationships; slower or lower than expected growth in the North American market for Body-in-White aluminium rolled products, and other risk factors set forth under the heading “Risk Factors” in our Annual Report on Form 20-F, and as described from time to time in subsequent reports filed with the U.S. Securities and Exchange Commission. The occurrence of the events described and the achievement of the expected results depend on many events, some or all of which are not predictable or within our control. Consequently, actual results may differ materially from the forward-looking statements contained in this presentation. We undertake no obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by law. Forward-looking statements

Non-GAAP measures This presentation includes information regarding certain non-GAAP financial measures, including Adjusted EBITDA, Adjusted EBITDA per metric ton, Free Cash Flow and Net Debt. These measures are presented because management uses this information to monitor and evaluate financial results and trends and believes this information to also be useful for investors. Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of Constellium and in comparison to other companies, many of which present an adjusted EBITDA-related performance measure when reporting their results. Adjusted EBITDA, Adjusted EBITDA per Metric Ton, Free Cash Flow and Net Debt are not presentations made in accordance with IFRS and may not be comparable to similarly titled measures of other companies. These non-GAAP financial measures supplement our IFRS disclosures and should not be considered an alternative to the IFRS measures. This presentation provides a reconciliation of non-GAAP financial measures to the most directly comparable GAAP financial measures.

Jean-Marc Germain Chief Executive Officer

Shipments of 1.5 million kt in 2016, in-line with prior year Q4 Shipments of 344 kt, up 2% Revenue of €4.7 billion in 2016, down 8%, primarily due to lower metal prices; Q4 2016 revenue of €1.2 billion, up 3% Net loss of €4 million in 2016 compared to a net loss of €552 million including asset impairment charges in 2015 Q4 2016 Net loss comparison benefited for similar reasons Adjusted EBITDA of €377 million in 2016, up 10% Q4 2016 Adjusted EBITDA of €81 million, up 8% Strong performance in P&ARP and AS&I, stable performance in A&T Refinancing of the Wise Senior Secured Notes with Constellium Unsecured Senior Notes in February 2017 Financial Highlights

Peter Matt Chief Financial Officer

2016 Adjusted EBITDA vs 2015 343 377 YoY Increase of 10% - Strong growth in P&ARP and AS&I, A&T stable 76 81 Q4 2016 Increase of 8% with a strong performance in P&ARP € millions

Strong operational momentum continues at Muscle Shoals Improved price and mix benefited European operations in Q4 2016 Ramping up production of new ABS finishing lines at Neuf-Brisach, France and Bowling Green, Kentucky 2016 Performance Highlights Recent Developments Shipments decreased 2% to 1,013 kt on lower packaging and foil stock shipments Automotive rolled product shipments increased 28% to 113 kt Adjusted EBITDA increased 10% to €201 million on solid operational performance Packaging and Automotive Rolled Products Segment FY Adjusted EBITDA (€m) Shipments: 1,035kt 1,013kt (2%) Per ton: €176 €199 13% Q4 Adjusted EBITDA (€m) Shipments: 239kt 236kt (1%) Per ton: €150 €183 22% +10% +19%

Shipments of 243 kt increased 5% Aerospace shipments increased 2% Transportation shipments increased 9% Higher shipments and improved costs offset weaker mix Adjusted EBITDA unchanged as compared to 2015 Excess inventory in aerospace supply chain temporarily impacting orders Higher transportation shipments expected to offset some aerospace softening New pusher furnace at Ravenswood operating and expected to help increase manufacturing efficiency AIRWARE® continuing to make progress Aerospace and Transportation Segment 2016 Performance Highlights Recent Developments Shipments: 231kt 243kt 5% Per ton: €445 €425 (4%) FY Adjusted EBITDA (€m) 0% (13%) Shipments: 50kt 59kt 16% Per ton: €509 €384 (25%) Q4 Adjusted EBITDA (€m)

Automotive Structures and Industry Segment Shipments of 217 kt, up 3% on solid demand in core end markets Adjusted EBITDA increased to a record €102 million, up 27% Improved price and mix with solid cost performance Continuing solid execution across products and facilities Projects on schedule including start-up in Georgia facility in 2017 and Mexico facility in 2018 Over €1 billion revenue backlog in automotive structures Recent win on a major OEM battery box contract 2016 Performance Highlights Recent Developments +27% Shipments: 212kt 217kt 3% Per ton: €380 €471 24% FY Adjusted EBITDA (€m) +11% Shipments: 48kt 49kt 4% Per ton: €396 €423 7% Q4 Adjusted EBITDA (€m)

Wise Secured Notes Refinancing Enhances Flexibility Allows CSTM to fully integrate the Wise assets, lowering costs and increasing financial flexibility within the Group Reduces interest expense by €27 million per annum (including Wise PIK/Toggle Notes) Extends the 2018 debt maturity to 2025 – our nearest maturity is now 2021 The February refinancing fully integrates Wise, reduces interest cost and extends maturity profile Maturity profile

Net Debt and Liquidity € millions December 31, 2016 December 31, 2015 Borrowings 2,468 2,233 Fair value of cross currency interest rate swaps (77) (47) Cash and cash equivalents (347) (472) Cash pledged for issuance of guarantees (9) (11) Net Debt 2,035 1,703 Cash and cash equivalents 347 472 Availability 190 261 Total Liquidity 537 733

Jean-Marc Germain Chief Executive Officer

End-Market Commentary North America Europe Highlights Automotive Strong Growth Strong Growth Light-weighting is expected to continue, new capacity ramping in Europe and USA AS&I has built a leading position in extrusions Aerospace Moderate Growth Moderate Growth Secular growth in air traffic to continue; long term aircraft demand steady Temporary excess inventory and announced reductions in selected wide-body build rates will impact 2017 Composites remain a factor Packaging Flat Growth Low Growth Conversion from steel to aluminium driving European growth BiW/ABS conversions should help longer term North American supply / demand balance

Strategic Update Management team in place Long term operational, strategic and financial plan finalized Our growth investments on track and should begin to generate returns Capital spending has peaked – new, disciplined capital deployment processes instituted to govern future spending Taking steps to increase financial flexibility

Update on Key Projects Bowling Green, KentuckyP&ARP100kt ABS/BiW finishing line Neuf-Brisach, FranceP&ARP100kt ABS/BiW finishing line White, GeorgiaAS&I Extrusion Press San Luis Potosí, MexicoAS&IExtrusion Press

Financial Guidance Expect high single-digit growth in Adjusted EBITDA annually over the next three years 2017 capital spending target €275 million Formulating new initiatives to improve cash flow generation Targeting positive free cash flow in 2019

Solid 2016 results with Adjusted EBITDA performance of €377 million, up 10%; Q4 €81 million, up 8% Strong operational performance in P&ARP and AS&I, stable performance in A&T Improved our balance sheet and financial flexibility with refinancing of Wise Senior Secured Notes Remain highly focused on continued operational execution and disciplined capital deployment Key Takeaways Analyst Day March 22 at the NYSE

Appendix

Shipments by Product Line (000’s metric tons) FY 2016 FY 2015 Packaging rolled products 856 880 Automotive rolled products 113 88 Specialty and other thin-rolled products 44 67 Aerospace rolled products 118 116 Transportation, industry, and other rolled products 125 115 Automotive extruded products 99 97 Other extruded products 118 115 Eliminations and other (3) - Total 1,470 1,478 k metric tons

Shipments by Product Line (000’s metric tons) Three months December 31, 2016 Three months December 31, 2015 Packaging rolled products 198 202 Automotive rolled products 28 23 Specialty and other thin-rolled products 10 14 Aerospace rolled products 30 27 Transportation, industry, and other rolled products 29 23 Automotive extruded products 23 23 Other extruded products 26 25 Total 344 337 k metric tons

IFRS – FY 2016 Income Statement Year ended December 31, 2016 Year ended December 31, 2015 Revenue 4,743 5,153 Income / (loss) from operations 246 (426) Finance costs – net (167) (155) Share of loss of joint-ventures (14) (3) Income / (loss) before income taxes 65 (584) Income tax (expense) / benefit (69) 32 Net Loss (4) (552) € millions

IFRS – Q4 2016 Income Statement Three months ended December 31, 2016 Three months ended December 31, 2015 Revenue 1,161 1,122 Income / (loss) from operations 29 (418) Finance costs – net (37) (36) Share of loss of joint-ventures (6) (1) Loss before income taxes (14) (455) Income tax expense (6) 26 Net Loss (20) (429) € millions

IFRS – Statement of Financial Position At December 31, 2016 At December 31, 2015 Current assets 1,410 1,449 Non-current assets 2,377 2,166 Assets held for sale - 13 Total Assets 3,787 3,628 Current liabilities 1,035 1,193 Non-current liabilities 3,322 2,962 Liabilities held for sale - 13 Equity (570) (540) Total Equity and Liabilities 3,787 3,628 € millions

Net Debt Reconciliation December 31, 2016 December 31, 2015 Borrowings 2,468 2,233 Fair value of cross currency interest rate swaps (77) (47) Cash and cash equivalents (347) (472) Cash pledged for issuance of guarantees (9) (11) Net Debt 2,035 1,703 € millions

Liquidity Position Availability as of 12/31/2016 Commentary Cash and cash equivalents 347 Excludes €9 million restricted cash Ravenswood ABL 29 Matures October 2018 Wise ABL(1) 121 Matures September 2020 Factoring facilities 33 Wise: matures January 2018 French: matures December 2018 German/Swiss facility upsized to €150 million: matures October 2021 Other 7 Total availability 537 € millions 1 Company amended and extended this facility prior to the closing of the February 2017 refinancing.

Reconciliation of Net Income to Adjusted EBITDA  € millions Three months ended December 31, 2016 Three months ended December 31, 2015 Year ended December 31, 2016 Year ended December 31, 2015 Net loss (20) (429) (4) (552) Income tax expense / (benefit) 6 (26) 69 (32) Income / (loss) before income tax (14) (455) 65 (584) Finance costs - net 37 36 167 155 Share of loss of joint-ventures 6 1 14 3 Income / (loss) from operations 29 (418) 246 (426) Depreciation and amortization 46 41 155 140 Impairment ̶ 435 ̶ 457 Restructuring costs ̶ 2 5 8 Unrealized (gains) / losses on derivatives (6) (8) (71) 20 Unrealized exchange losses / (gains) from remeasurement of monetary assets and liabilities – net (2) ̶ (3) 3 Losses / (Gains) on disposal and assets classified as held for sale 10 (2) 10 5 Loss on Ravenswood OPEB plan amendments ̶ 1 ̶ 5 Share based compensation 1 2 6 7 Metal price lag (7) 12 (4) 34 Start-up and development costs 9 2 25 21 Manufacturing system and process transformation costs 1 5 5 11 Wise acquisition and integration costs ̶ 3 2 14 Wise one-time costs ̶ ̶ 20 38 Wise purchase price adjustment (1) ̶ (20) ̶ Other 1 1 1 6 Adjusted EBITDA 81 76 377 343

Borrowings Table € millions December 31, 2016 December 31, 2015   Redemption Value Nominal Rate Effective Rate Face Value (Arrangement fees) / step-up Accrued Interests Carrying Value Carrying Value Secured ABL         Ravenswood (due 2018) $48 Floating 3.08% 46 — — 46 23 Muscle Shoals (due 2018) — Floating — — — — — 99                   Senior Secured Notes           Constellium N.V. (Issued March 2016, due 2021) $425 7.88% 8.94% 403 (10) 8 401 — Muscle Shoals (Issued December 2013 due 2018) $650 8.75% 7.45% 617 16 2 635 622         Senior Unsecured Notes         Constellium N.V. (Issued May 2014, due 2024) $400 5.75% 6.26% 379 (5) 3 377 365 Constellium N.V (Issued May 2014, due 2021) € 300 4.63% 5.16% 300 (4) 2 298 297 Constellium N.V. (Issued December 2014, due 2023) $400 8.00% 8.61% 379 (6) 14 387 375 Constellium N.V. (Issued December 2014,due 2023) € 240 7.00% 7.54% 240 (4) 8 244 244         Senior Unsecured PIK Toggle Notes Muscle Shoals — — — — — — — 145         Other loans (including Finance leases)   80  — — 80 63 Total Borrowings       2,444 (13) 37 2,468 2,233 Of which non-current           2,361 2,064 Of which current       107 169